UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                       Avalon Community Services, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Class A Common Stock, $.001 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   05343110
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                Mark S. Cooley
            5575 DTC Parkway, Suite 320, Englewood, Colorado 80111
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              September 12, 1997
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 05343110                                        PAGE 1 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ProTrust Equity Growth Fund I, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
     OWNED BY             Class A Common Stock, subject to adjustment.
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
                          Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.54%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 05343110                                        PAGE 3 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ProTrust Equity Partners, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
     OWNED BY             Class A Common Stock, subject to adjustment.
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
                          Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.54%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 05343110                                        PAGE 4 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark S. Cooley
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
     OWNED BY             Class A Common Stock, subject to adjustment.
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
                          Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.54%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 05343110                                        PAGE 5 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jeffery J. Neal
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
     OWNED BY             Class A Common Stock, subject to adjustment.
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
                          Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.54%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 05343110                                        PAGE 6 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bret N. Bearup
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
     OWNED BY             Class A Common Stock, subject to adjustment.
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
                          Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.54%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 05343110                                        PAGE 7 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John M. Lang
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
 ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
     OWNED BY             Class A Common Stock, subject to adjustment.
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               $2,000,000 in convertible debentures which are
                          currently convertible into 666,666.67 shares of
                          Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.54%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------

                              ------------------
                               8  OF  12  PAGES
                              ---     ---
                              ------------------

ITEM 1.     SECURITY AND ISSUER:
            -------------------

         This statement relates to the Class A Common Stock, $.001 par value per share (the "Shares"), of Avalon Community Services, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 13401 Railway Drive, Oklahoma City, Oklahoma 73114.

ITEM 2.     IDENTITY AND BACKGROUND:
            -----------------------

         (a) This statement is being filed by the following Reporting Persons : ProTrust Equity Growth Fund I, L.P., ProTrust Equity Partners, LLC, Mark S. Cooley, Jeffery J. Neal, Bret N. Bearup and John M. Lang.

         (b) The address of the principal business office of ProTrust Equity Growth Fund I, L.P., ProTrust Equity Partners, LLC., Mark S. Cooley and Jeffery J. Neal is 5575 DTC Parkway, Suite 320, Englewood, Colorado 80111 and the address of the principal business office of John M. Lang and Bret N. Bearup is 3399 Peachtree Road, N.E., Suite 2050, Atlanta, Georgia 30326.


         (c) The jurisdiction of organization for ProTrust Equity Growth Fund I, L.P. and ProTrust Equity Partners, LLC is Indiana. Mark S. Cooley, Jeffery
J. Neal, Bret N. Bearup and John M. Lang are citizens of the United States of America.

         (d) The principal business of ProTrust Equity Growth Fund I, L.P. is to make equity investments. The principal business of ProTrust Equity Partners, L.L.C. is to act as the general partner of ProTrust Equity Growth Fund I, L.P. The principal occupation of Mark S. Cooley, Jeffery J. Neal, Bret N. Bearup and John M. Lang, as managers of the general partner of ProTrust Equity Growth Fund I, L.P., is their activities on behalf of the above-described entities.

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
            -------------------------------------------------

         On September 15, 1997, ProTrust Equity Growth Fund I, L.P. completed a $2,000,000 investment in convertible debentures of the Issuer. The convertible debentures are convertible into 666,666.67 shares of Class A Common Stock of the Issuer, subject to adjustment. The working capital of ProTrust Equity Growth Fund I, L.P. was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.     PURPOSE OF TRANSACTION:
            ----------------------

         ProTrust Equity Growth Fund I, L.P. acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, ProTrust Equity Growth Fund I, L.P. may dispose of or acquire additional securities of the Issuer. Except for the potential placement of one of the Reporting Persons on the Board of Directors of the Issuer, none of the Reporting Persons has any present plans which relate to or would result in:

                              ------------------
                               9  OF  12  PAGES
                              ---     ---
                              ------------------

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:
            ----------------------------------------

      (a) As of September 12, 1997, ProTrust Equity Growth Fund I, L.P. was the record owner of $2,000,000 in convertible debentures (the "Convertible Debentures")which are currently convertible into 666,666.67 shares of Class A Common Stock of the Issuer, subject to adjustment. In its capacity as sole General Partner of ProTrust Equity Growth Fund I, L.P., ProTrust Equity Partners, LLC may be deemed to own beneficially the Convertible Debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment. In their capacity as managers of ProTrust Equity Partners, LLC, Mark S. Cooley, Jeffery J. Neal, Bret N. Bearup and John M. Lang may be deemed to own beneficially the Convertible Debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.

      Each of the Reporting Persons expressly disclaims beneficial ownership of the Convertible Debentures or any shares of Class A Common Stock of Avalon Community Services, Inc., except in the case of ProTrust Equity Growth Fund I, L.P. for the $2,000,000 in Convertible Debentures which it holds of record.

      (b) Number of Shares as to which each such person has

          (i)   Sole power to vote or direct the vote:

                              ------------------
                              10  OF  12  PAGES
                              ---     ---
                              ------------------

                0 shares for each Reporting Person;

          (ii)  Shared power to vote or direct the vote:

                ProTrust Equity Growth Fund I, L.P.: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                ProTrust Equity Partners, LLC: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                Mark S. Cooley: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                Jeffery J. Neal: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                Bret N. Bearup: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                John M. Lang: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment.



          (iii) Sole power to dispose or to direct the disposition:

                0 shares for each Reporting Person;

          (iv)  Shared power to dispose or to direct the disposition:

                ProTrust Equity Growth Fund I, L.P.: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                ProTrust Equity Partners, LLC: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                Mark S. Cooley: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                Jeffery J. Neal: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                Bret N. Bearup: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

                John M. Lang: $2,000,000 in convertible debentures which are currently convertible into 666,666.67 shares of Class A Common Stock, subject to adjustment;

      (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

      (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           -------------------------------------------------------------
           RESPECT TO SECURITIES OF THE ISSUER:
           ------------------------------------

      Not Applicable

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS:
           --------------------------------

      Exhibit 1 Agreement regarding filing of joint Schedule 13D.

                              ------------------
                              11  OF  12  PAGES
                              ---     ---
                              ------------------


                                 SCHEDULE 13D


                                  SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  September 17, 1997             PROTRUST EQUITY GROWTH FUND I, L.P.

                                  By: PROTRUST EQUITY PARTNERS, L.L.C.
                                      Its General Partner

                                  By: Mark S. Cooley, Manager

                                      /s/ Mark S. Cooley
                                  ---------------------------------

                                  PROTRUST EQUITY PARTNERS, L.L.C.

                                  By: Mark S. Cooley, Manager

                                      /s/ Mark S. Cooley
                                  ---------------------------------


                                      /s/ Mark S. Cooley
                                  ---------------------------------
                                  Mark S. Cooley


                                      /s/ Jeffery J. Neal
                                  ---------------------------------
                                  Jeffery J. Neal


                                      /s/ Bret N. Bearup
                                  ---------------------------------
                                  Bret N. Bearup


                                      /s/ John M. Lang
                                  ---------------------------------
                                  John M. Lang

                              ------------------
                              12  OF  12  PAGES
                              ---     ---
                              ------------------


                                                                 Exhibit 1
                                  AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Avalon Community Services, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 17th day of September, 1997.

                                 PROTRUST EQUITY GROWTH FUND I, L.P.

                                  By: PROTRUST EQUITY PARTNERS, L.L.C.
                                      Its General Partner

                                  By: Mark S. Cooley, Manager

                                      /s/ Mark S. Cooley
                                  ---------------------------------

                                  PROTRUST EQUITY PARTNERS, L.L.C.

                                  By: Mark S. Cooley, Manager

                                      /s/ Mark S. Cooley
                                  ---------------------------------


                                      /s/ Mark S. Cooley
                                  ---------------------------------
                                  Mark S. Cooley


                                      /s/ Jeffery J. Neal
                                  ---------------------------------
                                  Jeffery J. Neal


                                      /s/ Bret N. Bearup
                                  ---------------------------------
                                  Bret N. Bearup


                                      /s/ John M. Lang
                                  ---------------------------------
                                  John M. Lang